EXHIBIT 1

ALVARION                                        KCSA WORLDWIDE
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ALVARION                                        KCSA Worldwide
Dafna Gruber, CFO                               Joseph A. Mansi / Lee Roth
+972-3-645 6252                                 +212-896 12 05/ +212-896-1209
DAFNA.GRUBER@ALVARION.COM                       JMANSI@KCSA.COM / LROTH@KCSA.COM
-------------------------                       --------------------------------


                                                           FOR IMMEDIATE RELEASE
                                                           ---------------------


                          ALVARION TO ACQUIRE INNOWAVE,
                         ECI'S FIXED WIRELESS SUBSIDIARY
                                            --
  Important Step In Alvarion's Strategy To Extend Leadership Position in Fixed
                                Wireless Industry
                                            --


TEL - AVIV, ISRAEL, FEBRUARY 19, 2003 - ALVARION LTD. (NASDAQ: ALVR), the world leader of Wireless Broadband solutions for Carriers, ISP's and network operators, today announced that it has signed an agreement with ECI Telecom Ltd. (NASDAQ: ECIL) and ECI's fully-owned subsidiary, InnoWave ECI Wireless Systems Ltd. to acquire most of the assets, excluding cash, and most of the liabilities of InnoWave ECI Wireless Systems Ltd.

Under the terms of the agreement, Alvarion will pay $9.7 million in cash, and will grant warrants to purchase 200,000 shares of Alvarion's common stock over a period of 5 years at an exercise price of $3 per share. In addition, the Company expects to record charges of approximately $3 million related to acquisition and integration costs. The Company expects that the assets transaction will be completed by the end of the first quarter of 2003. The agreement is subject to certain closing conditions.




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Alvarion will recruit approximately 150 employees of InnoWave worldwide.
InnoWave's R&D and Marketing and Sales departments will be relocated to Alvarion's headquarters in Tel Aviv, while its production facility, comprising approximately 40 workers, will remain in its current location. Innowave's sales for the 4th quarter 2002 were in excess of $6 million.

Alvarion anticipates that the acquisition will have an accretive effect by the end of 2003.

An important step forward in Alvarion's strategy to strengthen its leadership of the Fixed Wireless industry, this opportunity will:

     o Expand Alvarion's productportfolio with a range of established, high-quality, and excellent cost-performance Wideband Voice and Data solutions;

     o Significantly increaseAlvarion's ILEC customer base and experience in large scale deployment projects.


     o Double Alvarion's wireless subscribers installed base to nearly 1.5 million; and

     o Position Alvarion as the new leader in the growing Wideband Voice and Data segment within the Broadband Wireless market.

InnoWave is a market-leading provider of fixed wireless wideband voice and data point-to-multipoint solutions. Its eMGW (enhanced MultiGain Wireless) product is a wireless DSL alternative access solution that operates in the 1.5GHz to 5.7GHz frequency bands. Its modular MultiGain Wireless (MGW) system uses field-proven Frequency Hopping CDMA technology to provide scalable toll quality voice, high-speed Voice Band Data (VBD), and ISDN-BRI services in the 800MHz - 3.8GHz




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frequency bands. Its products serve over 700,000 subscribers, and have been deployed by over 60 operators around the world, including many incumbent telecom operators (ILECs) in developing regions.

COMMENTS OF MANAGEMENT

Commenting on the agreement, Zvi Slonimsky, CEO of Alvarion, said, "The addition of InnoWave is a significant step that will reinforce Alvarion's position as the leading fixed wireless powerhouse, and will make us an even better one-stop Broadband Wireless solution provider for our customers, partners, and channels.

"The opportunity follows our identification of the wideband voice and data segment as a meaningful segment of the Broadband Wireless market and InnoWave as its clear market leader. We have received strong positive feedback from InnoWave's extensive customer base regarding its products and professional service capabilities.

 "The transaction will improve our competitive positioning in a consolidating market, with compelling sales and marketing implications. The two companies operate in adjacent markets and geographies, with a complementary mix of customers and channels. The deal will give us the industry's largest worldwide installed base, an important asset that will help us accelerate our momentum. InnoWave's satisfied ILEC customers and large-scale deployment experience will strengthen our proposition for incumbents and generate cross-sale opportunities."

Hezi Lapid CEO of Innowave said, "This is a great opportunity for both InnoWave and Alvarion. We were looking to join a company with a strong Broadband Wireless Access core and a leadership position in complementary markets. With such strong synergies between InnoWave and Alvarion, I'm certain that both our customers and employees will benefit greatly from the acquisition."

Mr. Slonimsky concluded, "The transaction is extremely prudent from both a financial and operational point of view. The level of sales, technology, marketing experience, and customer base being acquired makes the deal attractive for Alvarion. We believe the strong operational synergies between the companies



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will make this deal accretive to Alvarion in a relatively short timeframe. In summary, we are pleased with the deal on all fronts. InnoWave will become an important strategic asset that will help us improve our positioning, increase our revenues, and improve our operating efficiency."

Alvarion's Management will discuss the acquisition in a teleconference scheduled for today, February 19, 2003, at 9:00 a.m. EST to discuss the acquisition. To participate in the call, please dial (888) 417-2310 (in the U.S.), or (973) 582-2710 (internationally), approximately five minutes prior to the scheduled call start time. The call will also be available live as a Webcast on www.kcsa.com and www.alvarion.com, where it will be archived and available for replay for 30 days. A replay of the call can also be accessed via telephone from 11:00 a.m. EST on February 19, 2003 through 11:59 p.m. on February 24, 2003 by calling (877) 519-4471 in the Unites States, or (973) 341-3080 internationally, and entering the following access code: 3755664.

ABOUT ALVARION
--------------
Alvarion is a premier provider of solutions based on Point-to-Multipoint (PMP) Broadband Wireless Access (BWA) used by telecom carriers, service providers, and enterprises worldwide. Alvarion systems provide Internet access and voice and data services in the last mile, cellular network feeding, building-to-building and wireless local area network (LAN) connectivity.

Alvarion offers the broadest range of BWA solutions by market segment and frequency band, designed to address all carriers' and service providers' business models. With its combined market experience, strong customer base, diversified distribution channels and field-proven deployments, Alvarion is a leading BWA pure play provider for every end user profile, from residential subscribers to business customers.

For more information, please visit Alvarion's web site at http://www.alvarion.com.

ABOUT ECI TELECOM
-----------------
ECI is a provider of advanced, telecommunications solutions. With its leading-edge access, transport and bandwidth management platforms, ECI enables major service providers and carriers worldwide to maximize their capital investment and reduce operating expenses while providing voice, data, video and multimedia services to their customers. ECI maintains a global sales and customers support network. Its solutions are an integral part of more than 700 telecommunications networks in over 145 countries.

For more information, please visit ECI's web site at http://www.ecitele.com.



ABOUT INNOWAVE
--------------
InnoWave ECI Wireless Systems Ltd., a fully owned subsidiary of ECI Telecom Ltd., is a global leader in the design and deployment of innovative and cost effective fixed wireless access solutions. Over 60 telecom operators worldwide have successfully deployed InnoWave's systems to deliver high quality and reliable voice and data services to more than 700,000 subscribers.

For more information, please visit Alvarion's web site at http://www.innowave-ws.com.




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This press release may contain forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations or beliefs of Alvarion's management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: inability to further identify, develop and achieve success for new products, services and technologies; increased competition and its effect on pricing, spending, third-party relationships and revenues; as well as the inability to establish and maintain relationships with commerce, advertising, marketing, and technology providers and other risks detailed from time to time in filings with the Securities and Exchange Commission.

           You may register to receive Alvarion's future press releases or to download a complete Digital Investor Kit(TM) including press releases,regulatory filings and corporate materials by clicking on the "Digital Investor Kit(TM)" icon at www.kcsa.com.










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                                   SIGNATURES

                     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                  ALVARION LTD.



Date: February 20, 2003           By: /s/ Tzvika Friedman
                                      ------------------------------------------
                                  Name:  Tzvika Friedman
                                  Title: President and Chief Operation Officer








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